UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

December 15, 2015

Commission File Number: 1-12384

SUNCOR ENERGY INC.

(Name of registrant)

150 – 6th Avenue S.W.

P.O. Box 2844

Calgary, Alberta

Canada, T2P 3E3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form  20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

News Release

FOR IMMEDIATE RELEASE

Suncor Energy sends letter to Canadian Oil Sands shareholders: “Hope is still not a strategy” COS shareholders must take action to protect the value of their investment

(All dollar amounts referenced are in Canadian dollars unless otherwise specified)

Calgary, Alberta (Dec. 15, 2015) – Suncor Energy today announced that it is sending a letter to shareholders of Canadian Oil Sands Limited (“COS”). The letter outlines the value of Suncor’s offer to purchase all of the shares of COS against the poor performance and track record of COS and what Suncor believes are the severe risks facing COS as an independent company both now and in the future. Suncor strongly encourages COS shareholders to tender to its offer.

The text of Suncor’s letter to COS shareholders is included below.

Dear Canadian Oil Sands Shareholders:

Despite falling oil prices and failing production, the COS Board and management have continued to tell you to “do nothing” to protect the value of your COS shares.

We think you deserve better, and with little time remaining before our offer expires, we felt it was important to correct some of the misleading information COS has published so that you can make a fully informed decision that serves your own best interests.

Consider the facts, and take the simple steps needed to tender your shares to our offer now.

Our offer expires on Friday, January 8, 2016 at 6:00 pm Mountain Time (8:00 pm Eastern Time).

The choice is quite simple.

•	By tendering to our offer, you will receive a significant premium to the pre-offer value of your COS shares (today valued at 40%)[1] and an immediate dividend increase of 45% above what you get today from COS. Through this ‘all Canadian’ offer, you will also own a stake in Canada’s leading integrated energy company – a company with a rock solid balance sheet that has proven it can create shareholder value when oil prices rise, and when they don’t. With Suncor, you will benefit from an even larger stake in Syncrude’s operations in Canada’s oil sands and a management team that has the operational expertise and resources to work with Syncrude’s operator to make performance improvement happen. If Suncor does not receive substantial support for its offer on January 8th, 2016, we will look to pursue other opportunities.

•	If you “do nothing” and our offer is rejected, you can expect the value of your shares to drop – sharply. Since October 2, when COS was trading at the $6 level, the value of your shares has been supported by our offer. Without our offer, you can expect COS shares will fall back to that level – and potentially even lower reflecting the roughly 20% drop in oil prices during this period (particularly given COS’ claim that COS shares are 98% correlated to the price of oil). The market will also factor in the negative impact of the chronic and continuing operational challenges at Syncrude. Finally, you will be left owning shares in a company that we do not believe can create value in this market.

Despite all this, your Board is telling you that COS will be better off continuing as a standalone company. What they aren’t telling you is that in this environment, it could take as long as ten years before COS would have enough cash flow to fix its balance sheet and reinstate a significant dividend2. That’s an awfully long time to wait, versus taking Suncor’s premium offer and a higher dividend right now.

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

Consider the following, then decide for yourself who is acting in your best interests and whether you are better off going forward with Suncor or an independent, overleveraged and underperforming COS:

•	COS Board members and management have almost no skin in the game, yet they want you to take a huge risk by rejecting our offer. Despite their overheated rhetoric and claims that COS would be a strong independent company, all COS Board members combined (including CEO Ryan Kubik) own less than 0.1% of the company’s shares. If they believed their own rhetoric, wouldn’t they own more than that? This is the same ten person group that took home total annual compensation of nearly $5 million in 2014 and oversaw more than $25 million in annual G&A spending in a company with no operations and about 30 people[3]. During that same year, COS shareholders suffered a 48% drop in COS’ share price[4]. Then, early this year, you were hit with an 80% cut to your dividend.

•	COS simply can’t deliver value in the current ‘lower for even longer’ oil price environment. COS has demonstrated negative free cash flow, a credit profile one notch above “junk” status, and has a single asset, Syncrude, that continues to underperform. Based on the current outlook for oil prices, we expect COS will be bleeding cash again next year, even if it could achieve its most optimistic forecasts. This could force the company to make further cuts to its dividend, take on even more debt, or both. Making matters worse, oil price futures suggest we won’t see US$55 per barrel until at least 2020,[5] so any promised upside “torque” to rising oil prices is wishful thinking at best.

•	COS continues to over promise and under deliver on Syncrude. In each of the past four years, COS has announced rosy production outlooks for Syncrude, then lowered its guidance multiple times over the course of the year and still failed to deliver on its promises. Four years in a row. Another operational upset in early December has prompted another reduction in COS’ production forecast – just one week after COS issued 2016 guidance and proclaimed a “New Era” at Syncrude. What evidence has COS given you to suggest that by continuing to do the same thing over and over again the results will be any different, let alone better?

•	There is no evidence a better offer will emerge for COS. COS has made a grand show of pursuing “strategic alternatives,” but when pressed in front of the Alberta Securities Commission, COS admitted it has had only two meetings with potential buyers. The simple fact is that COS does not have a robust process underway. How would you feel if you had your house on the market for months and had only two showings? That is the fact of the matter. It is clear to us that COS’ real agenda is to stay independent at any cost.

Suncor is offering you full, fair and immediate value for your shares, a significant dividend increase and a proven track record of value creation. We are also offering you a strong future in a proudly Canadian company with plenty of upside to rising oil prices and significantly less exposure to the major downside risks facing COS in the current (and expected) ‘lower for even longer’ oil price market environment.

The COS Board has a duty to act in your best interests, yet all they have done is tell you to “do nothing”. It’s time for you, the shareholders, to decide.

Act now to protect the value of your investment. To receive the value of our offer you must tender your shares to Suncor’s offer before 6:00 pm Mountain Time (8:00 pm Eastern Time) on Friday, January 8, 2016.

For assistance in doing so, please contact your financial advisor, visit our website at suncorofferforcanadianoilsands.com or call our information agent, D.F. King, at 1-866-521-4427.

Sincerely,

Steve Williams

President and CEO

[1]	Based on the closing price of $34.55 for Suncor on the TSX on December 14, 2015, Suncor’s offer has an implied value of $8.64 per COS share, compared to the closing price of $6.19 for COS on Friday, October 2, 2015, the last trading day before Suncor announced its offer.
[2]	Analysis based on current strip pricing (e.g. the price of forward contracts to purchase WTI) and COS’ statement that its priority as a stand-alone business would be to pay down debt. On December 1, 2015, COS CEO Ryan Kubik said on a COS investor call: “We’ll prioritize debt reduction at this point in time and bring the leverage levels back down towards the lower end of our $1 billion to $2 billion debt range”.
[3]	Based on total compensation for all directors, including CEO Ryan Kubik. Source: COS Management Information Circular dated March 16, 2015.
[4]	The closing price of COS on the TSX was $10.42 on December 31, 2014 compared with $19.98 on December 31, 2013.
[5]	http://www.reuters.com/article/us-global-oil-idUSKBN0TQ03V20151207#FL43jRCsIiW2CVSF.97

Canadian Oil Sands shareholders are strongly encouraged to tender their shares.

For more information about Suncor’s Offer for COS, visit suncorofferforcanadianoilsands.com.

D.F. King has been retained as information agent for the Offer. Shareholders tendering their shares or who have questions about tendering their shares should contact D.F. King at:

Toll Free in North America: 1-866-521-4427

Banks, Brokers and Collect Calls: 1-201-806-7301

Toll Free Facsimile: 1-888-509-5907

Email: inquiries@dfking.com

NOTICE TO U.S. HOLDERS

The Offer is being made for the securities of a Canadian issuer by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare the Offer documents in accordance with the disclosure requirements of Canada. Shareholders in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference in the Offer documents have been prepared in accordance with International Financial Reporting Standards, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of U.S. companies.

Shareholders in the United States should be aware that the disposition of their shares in COS (“Shares”) and the acquisition of Suncor common shares by them as described in the Offer documents may have tax consequences both in the United States and in Canada. Such consequences for shareholders who are resident in, or citizens of, the United States may not be described fully in the Offer documents.

The enforcement by shareholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that each of Suncor and COS are incorporated under the laws of Canada, that some or all of their respective officers and directors may be residents of a foreign country, that some or all of the experts named in the Offer documents may be residents of a foreign country and that all or a substantial portion of the assets of Suncor and COS and said persons may be located outside the United States.

THE SUNCOR COMMON SHARES OFFERED AS CONSIDERATION IN THE OFFER DOCUMENTS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR ANY U.S. STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Shareholders should be aware that, during the period of the Offer, Suncor or its affiliates, directly or indirectly, may bid for or make purchases of Suncor common shares or Shares, or certain related securities, as permitted by applicable law or regulations of the United States, Canada or its provinces or territories.

On October 5, 2015 Suncor filed a registration statement on Form F-80, as amended from time to time, which includes the documents related to the Offer, with the SEC in respect of the Offer. This news release is not a substitute for such registration statement or any other documents that Suncor has filed or may file with the SEC or send to shareholders in connection with the

Offer. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-80 AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of the registration statement on Form F-80, as well as other filings containing information about Suncor, at the SEC’s website (sec.gov).

Forward-Looking Statements

This news release contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”), including statements about: COS’ trading price, including that a sharp drop in COS share price would occur if no action is taken (possibly to or below its pre-offer price); the significant premium and increase in dividend to be received by tendering to the offer; the potential for Suncor to make performance improvements happen at Syncrude; Suncor’s plans in the event it does not receive substantial support for its offer on January 8th, 2016; the time period (as long as ten years) before COS would have enough cash flow to fix its balance sheet and reinstate a significant dividend; COS not being able to deliver value in the current ‘lower for even longer’ oil price environment and that based on the current outlook, COS will be bleeding cash again next year, even if it could achieve its most optimistic forecasts, forcing it to possibly cut its dividend, take on more debt or both; future oil prices; and Suncor’s strong future with plenty of upside to rising oil prices and significantly less exposure to the major downside risks facing COS in the current (and expected) ‘lower for even longer’ oil price market environment, that are based on Suncor’s current expectations, estimates, projections and assumptions that were made by Suncor in light of its experience and its perception of historical trends. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Users of this information are cautioned that actual results may differ materially as a result of, among other things, assumptions regarding expected synergies and reduced operating expenditures; volatility of and assumptions regarding oil and gas prices; assumptions regarding timing of commissioning and start-up of capital projects; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in marketing operations (including credit risks); imprecision of production and reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from Suncor’s properties; the ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; assumptions regarding the timely receipt of regulatory and other approvals; the ability to secure adequate product transportation; changes in royalty, tax, environmental and other laws or regulations or the interpretations of such laws or regulations; applicable political and economic conditions; the risk of war, hostilities, civil insurrection, political instability and terrorist threats; assumptions regarding OPEC production quotas; and risks associated with existing and potential future lawsuits and regulatory actions.

Although Suncor believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Suncor’s Offer to Purchase Canadian Oil Sands Limited shares and accompanying Take-over Bid Circular dated October 5, 2015, Suncor’s Notice of Variation and Change of its offer dated November 12, 2015, Suncor’s Notice of Extension of its offer dated December 3, 2015 (collectively the “Offer documents”), its management’s discussion and analysis (“MD&A”) for the period ended September 30, 2015 (the “Third Quarter MD&A”) and dated October 28, 2015, 2014 Annual Report and its most recently filed Annual Information Form/Form 40-F and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to invest@suncor.com or by referring to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Suncor’s actual results may differ materially from those expressed or implied by its forward looking statements, so readers are cautioned not to place undue reliance on them.

The financial and operating performance of Suncor and its reportable operating segments and the timing and terms upon which the Offer may be consummated, if at all, may be affected by a number of factors. Many of these risk factors and other assumptions related to Suncor’s forward-looking statements and information are discussed in further detail throughout the Offer documents, the Third Quarter MD&A, and in Suncor’s 2014 annual MD&A, 2014 Annual Information Form and Form 40-F on file with Canadian securities commissions at sedar.com and the SEC at sec.gov, and readers should refer to such risk factors and other statements in evaluating the forward-looking statements contained in this news release.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy, or come and See what Yes can do.

For more information please contact:

Investor inquiries:

800-558-9071

offer@suncor.com

Media inquiries:

403-296-4000

media@suncor.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNCOR ENERGY INC.

Date: December 15, 2015	By:	/s/ Shawn Poirier
Shawn Poirier
Assistant Corporate Secretary